SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
MidSouth Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
598039105
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Azora Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

N/A

6.	SHARED VOTING POWER

1,083,682

7.	SOLE DISPOSITIVE POWER

N/A

8.	SHARED DISPOSITIVE POWER

1,083,682

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,083,682

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Azora Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) []
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

N/A

6.	SHARED VOTING POWER

1,083,682

7.	SOLE DISPOSITIVE POWER

N/A

8.	SHARED DISPOSITIVE POWER

1,083,682

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,083,682

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ravi Chopra

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

N/A

6.	SHARED VOTING POWER

1,083,682

7.	SOLE DISPOSITIVE POWER

N/A

8.	SHARED DISPOSITIVE POWER

1,083,682

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,083,682

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON

IN/HC

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2018.
Item 1(a).	Name of Issuer:
MidSouth Bancorp, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
102 Versailles Boulevard
Lafayette, LA  70501

Item 2(a).	Name of Persons Filing:
This statement is filed by:
•
Azora Capital LP (“Azora Capital”), a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager to certain investment funds and/or accounts (the “Funds”), with respect to the shares of Common Stock (as defined in  Item 2(d) below) held by the Funds;

•	Azora Capital GP LLC, a Delaware limited liability company (“Azora Capital GP”), which serves as the general partner to Azora Capital, with respect to the shares of Common Stock held by the Funds; and
•	Ravi Chopra (“Mr. Chopra”), a United States citizen, who serves as the managing member to Azora Capital GP with respect to the shares of Common Stock held by the Funds.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of Azora Capital, Azora Capital GP and Mr. Chopra is at 900 Third Avenue, Suite 201‑10, New York, NY 10022.
Item 2(c).	Citizenship:
Azora Capital is a Delaware limited partnership.
Azora Capital GP is a Delaware limited liability company.
Mr. Chopra is a U.S. citizen.
Item 2(d).	Title of Class of Securities:
Common Stock, $.10 par value (“Common Stock”).
Item 2(e).	CUSIP Number:
598039105

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[x]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[x]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

If this statement is filed pursuant to Rule 13d-1(c), check this box [  ]
Item 4. Ownership.
The percentages used herein and in the rest of this Schedule 13G are for each Reporting Person and have been calculated based upon 16,641,017 Common Shares issued and outstanding as of December 31, 2018 as reported by the Issuer in its Form 8-K filed with the SEC on January 30, 2019.
(a)	Amount beneficially owned:
(a)	Amount beneficially owned: 1,083,682
(b)	Percent of class: 6.5%
(c) (i) Sole power to vote or direct the vote: N/A
     (ii) Shared power to vote or direct the vote: 1,083,682
     (iii) Sole power to dispose or direct the disposition: N/A
     (iv) Shared power to dispose or direct the disposition: 1,083,682
Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
All of the securities reported in this Schedule 13G are directly owned by the Funds, which are managed on a discretionary basis by the Reporting Persons, and had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.  None of the Funds may individually be deemed to beneficially own more than 5% of the Common Stock.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2019

By:	/s/ Ravi Chopra
Ravi Chopra
individually and as managing member of Azora Capital GP LLC, for itself and as the general partner of Azora Capital LP

* The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.